# UNITED STATES OF AMERICA
## Before the
## SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59573 / March 13, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13371

| | |
|---|---|
| **In the Matter of**<br><br>**Carlyle Gaming & Entertainment Ltd.,**<br>**Daleigh Holdings Corp.,**<br>**Guy F. Atkinson Co. of California, Inc.**<br>  **(n/k/a ATKN Co. of California),**<br>**Pegasus Gold, Inc., and**<br>**Storm Technology, Inc.,**<br><br>        **Respondents.** | **ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO GUY F. ATKINSON CO. OF CALIFORNIA, INC. (n/k/a ATKN COMPANY OF CALIFORNIA)** |

## I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Guy F. Atkinson Co. of California, Inc. (n/k/a ATKN Company of California) ("ATKQ" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on February 12, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

## II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Guy F. Atkinson Co. of California, Inc. (n/k/a ATKN Company of California)("Order"), as set forth below.

**III**.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

    1.    Guy F. Atkinson Co. of California, Inc. (n/k/a ATKN Co. of California) ("ATKQ") (CIK No. 8137) is a delinquent Delaware corporation located in San Bruno, California with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). On August 10, 1997, ATKQ filed a Chapter 11 petition in the United States Bankruptcy Court for the Northern District of California which was still pending as of March 4, 2009. As of February 9, 2009, the common stock of ATKQ was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

    2.    ATKQ has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 1997.

**IV.**

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of ATKQ's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.


                    Elizabeth M. Murphy
                    Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.